CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia  V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the shareholders of CREAM MINERALS LTD. (the "Company") will be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on September 20, 2006, at the hour of 1:30 p.m. (PST), for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors’ report thereon for the financial year ended March 31, 2006.

2.

To fix the number of directors at six.

3.

To elect directors for the ensuing year.

4.

To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.

5.

To consider and, if thought fit, approve by ordinary resolution, the amendment of the Company’s fixed number Stock Option Plan as more particularly described in the Information Circular.

6.

To consider and, if thought fit, pass an ordinary resolution of the disinterested shareholders to authorize the directors in their discretion to reserve common shares for issue upon exercise of stock options under the amended Stock Option Plan to all optionees who are insiders in aggregate to a maximum of 20% of the issued shares of the Company.

7.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular accompanies this Notice of Annual General Meeting.  The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 18th day of August, 2006.

BY ORDER OF THE BOARD

“Frank A. Lang”

Frank A. Lang, President & CEO